

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 6, 2010

Mr. David Suleski
Chief Financial Officer
Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

      Re: Atna Resources Ltd.
             Form 20-F for the Fiscal Year Ended December 31, 2008
             Filed March 31, 2009
             Form 20-F for the Fiscal Year Ended December 31, 2009
             Filed March 26, 2010
             File No. 000-29336

Dear Mr. Suleski:

      We have completed our review of your Form 20-Fs and related filings and have no further comments at this time.

                        Sincerely,

                        Karl Hiller
                        Branch Chief